July 13, 2018
VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:    Touchstone Strategic Trust (the “Registrant”) (filing relates solely to Class T shares)
File Nos. 002-80859 & 811-03651
Application for Withdrawal of Certain Post-Effective Amendments to Registration Statement on Form N-1A

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the "1933 Act"), the Registrant, on behalf of the following series (the “Funds”), hereby requests that the Securities and Exchange Commission consent to the withdrawal of the Post-Effective Amendments to the Trust’s Registration Statement on Form N-1A that relate solely to Class T shares of the Funds, which are listed on Exhibit A attached hereto (the “Amendments”).

Funds
Touchstone Balanced Fund
Touchstone International Equity Fund
Touchstone Large Cap Focused Fund
Touchstone Small Company Fund
Touchstone Flexible Income Fund
Touchstone Sustainability & Impact Equity Fund

The Registrant, on behalf of the Funds, is requesting withdrawal of the Class T shares Registration Statements contained in the Amendments because it no longer intends to offer Class T shares of the Funds. No Class T shares of the Funds have been issued or sold.

If you have any questions or comments or require further information or documentation, please call Meredyth A. Whitford-Schultz at (513) 357-6029.

Sincerely,

/s/Jill McGruder
Jill T. McGruder
President
Touchstone Strategic Trust

Exhibit A

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Post-Effective Amendment No. 154 to the Registration Statement on Form N-1A for the Registrant was filed pursuant to Rule 485(a) under the 1933 Act on July 6, 2017 to register Class T shares of Touchstone Balanced Fund, Touchstone International Equity Fund, Touchstone Large Cap Focused Fund, Touchstone Small Company Fund. The Registrant wishes to withdraw the Class T shares Registration Statement contained in Post-Effective Amendment No. 154.

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Post-Effective Amendment No. 155 to the Registration Statement on Form N-1A for the Registrant was filed pursuant to Rule 485(a) under the 1933 Act on July 19, 2017 to register Class T shares of Touchstone Flexible Income Fund and Touchstone Sustainability & Impact Equity Fund. The Registrant wishes to withdraw the Class T shares Registration Statement contained in Post-Effective Amendment No. 155.